Exhibit (a)(l)(J)

March 18, 2004

Dear Fellow Stockholders:

      We are pleased to inform you that on March 10, 2004, American Management Systems, Incorporated (“AMS”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CGI Group Inc., a corporation organized under the laws of the Province of Québec (the “Parent”), and CGI Virginia Corporation, a wholly-owned subsidiary of Parent (the “Merger Sub”), providing for the acquisition of AMS.

      Under the terms of the Merger Agreement, the Merger Sub has today commenced a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock (the “Shares”) of AMS for $19.40 per Share, net to tendering stockholders in cash, without interest (the “Offer Price”). The Merger Agreement provides that, following the Offer, the Merger Sub will merge with and into AMS (the “Merger”) and all Shares not purchased in the Offer will be converted into the right to receive the Offer Price, unless you have exercised your appraisal rights under Section 262 of the Delaware General Corporation Law.

      Additionally, we have entered into a definitive agreement (the “Asset Purchase Agreement”) to sell the portion of our business that provides information technology services to, and designs software for use by, various agencies of the United States Government involved with defense, the intelligence community and homeland security, as well as other parties that provide goods and/or services to such agencies, to an affiliate of CACI International Inc for $415 million (the “DIG Group Sale”). We currently expect that the DIG Group Sale will be completed immediately prior to the consummation of the Offer.

      After careful consideration, your board of directors unanimously (a) determined that the terms of the Merger Agreement, the Offer and the Merger are procedurally and substantively fair to and in the best interests of the stockholders of AMS, (b) approved and adopted the Merger Agreement and approved and adopted the transactions contemplated thereby, including the Offer and the Merger, (c) approved the stockholder tender and voting agreements entered into by certain stockholders, all of whom are directors or executive officers of AMS, (d) recommended that the stockholders of AMS accept the Offer, tender their shares of AMS common stock to the Purchaser and, if required by law, approve and adopt the Merger Agreement and the Merger and (e) approved and adopted the Asset Purchase Agreement and approved and adopted the transactions contemplated thereby.

      In arriving at its recommendation, your board of directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Included as an annex to the Schedule 14D-9 is a copy of the written opinion rendered to your Board of Directors, dated March 10, 2004, of Goldman, Sachs & Co., AMS’s financial advisor, to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in such opinion, the Offer Price to be received by the tendering holders of Shares in the Offer was fair from a financial point of view to such holders. The opinion of Goldman Sachs sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, and you should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of your Board of Directors in connection with its consideration of the transaction contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote in respect to the Merger.

      In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated March 18, 2004, of the Merger Sub, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read these materials carefully.

      On behalf of the management and board of directors of American Management Systems, Incorporated, we thank you for your continued support.

Sincerely,

American Management Systems, Incorporated

Alfred T. Mockett
Chairman and Chief Executive Officer